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                    Filed by Adaptive Broadband Corporation
             Pursuant to Rule 425 under the Securities Act of 1933
                   and deemed filed pursuant to Rule 14a-12
                    of the Securities Exchange Act of 1934

                Subject Company: Adaptive Broadband Corporation
                          Commission File No. 0-07428

                                                               November 13, 2000

The following information contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected, anticipated or implied.These statements are often indentified by words such as "expect", "anticipated" and "intend." The forward-looking statements address the following subjects, among others: expected date of closing the merger, future financial and operating results, and timing and benefits of the merger. Statements regarding the expected date of completion of the transaction are subject to the risk that the closing conditions will not be satisfied, including the risk that regulatory approvals will not be obtained or that the stockholders of Western Multiplex or Adaptive Broadband will not approve the merger and that the merger will not be consummated.

Statements regarding the expected benefits of the transaction and the company's expected revenues and EBITA margins are subject to the following risks: that expected synergies will not be achieved; that that businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company's pricing and need for marketing; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the inability to establish or renew relationships with advertising, marketing, technology, and product or component providers or suppliers; and to the general risks associated with the companies' businesses.


Careful consideration also should be given to cautionary statements made in Western Multiplex's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Western Multiplex's Form S-1 filed on July 20, 2000 and in Adaptive Broadband's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Adaptive Broadband's Annual Report on Form 10-K for the year ended June 30, 2000.

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         THE FOLLOWING ARE QUESTIONS AND ANSWERS REGARDING THE MERGER
          DISSEMINATED BY WESTERN MULTIPLEX CORPORATION AND ADAPTIVE
                  BROADBAND CORPORATION ON NOVEMBER 13, 2000


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Q&A
Confidential & Proprietary

This FAQ sheet is designed to help you understand the announcement of the merger.

The following information contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those projected, anticipated or implied. The forward-looking statements address the following subjects, among others: expected date of closing the merger, future financial and operating results, and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Western Multiplex and Adaptive Broadband businesses will not be integrated successfully; costs related to the proposed merger; failure of the Western Multiplex or Adaptive Broadband stockholders to approve the proposed merger; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effects on pricing, third-party competition and revenues; and an inability to establish and maintain relationships with advertising, marketing, technology, and product or component providers or suppliers.

Careful consideration also should be given to cautionary statements made in Western Multiplex's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Western Multiplex's Form S-1 filed on July 20, 2000, and in Adaptive Broadband's report filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Adaptive Broadband's Annual Report on Form 10-K for the year ended June 30, 2000.


THE ANNOUNCEMENT

What are you announcing today?

That Western Multiplex and Adaptive Broadband have signed a definitive merger agreement pursuant to which Adaptive Broadband will merge with a subsidiary of Western Multiplex. The combined company, we believe, will be positioned to become one of the broadest-based broadband wireless infrastructure company in the world.


What is the rationale for merging with Adaptive Broadband?

Combining Adaptive Broadband, a leader in point-to-multipoint last mile access, with Western Multiplex, a leader in point-to-point access for wireless access backhaul, enterprise networks and fiber extension, creates an organization with the engineering, technological, sales and marketing scale to truly offer integrated world class products to these large and growing markets.

From Western Multiplex's point of view, Adaptive Broadband represents a major step in executing our vision to consolidate network functionality at the ISP and telco. To do that we needed to offer a point-to-multipoint product line for last mile access. While we are pleased with the prospects of our Ubiquity point-to-multipoint product line, Adaptive Broadband provides this immediately and also provides a strong complimentary market position. Together we will be able to offer our customers complete solutions from the edge of the internet cloud to the side of an end-user's home or office in a much more timely and cost effective manner than Western Multiplex could on our own.


Why does Adaptive Broadband want to merge?

When we began discussions with Adaptive Broadband, it was clear we had similar philosophies and visions regarding product functionality, integration, and the evolution of our industry. Both companies also have tremendous expertise in the license-free bands of the spectrum. Adaptive Broadband was evaluating alternatives and investing valuable R & D resources to expand into the point-to-point market and they knew Western Multiplex would be able to provide the necessary tools and expertise to accomplish their goal. In addition the technology developed in our Ubiquity product line will enhance Adaptive Broadband's AB-Access platform.


What is the significance of this merger?

This merger is the first step toward the consolidation of the wireless infrastructure industry, which has been both fragmented and niche oriented. The combined company will have world class products and will have a leadership position in three of the four wireless market segments--last mile access, campus and enterprise connectivity, and mobile wireless backhaul.

Are there any synergies?

We believe the combination will allow both companies to accelerate product introductions. Specifically, we will be able to redeploy some of the engineers currently working on Ubiquity to our OC3/OC12 development. Other Ubiquity engineers will be able to help Adaptive Broadband bring out its low cost residential product sooner. In addition we will be able to get the Wireless Access Concentrator (WAC) with integrated backhaul and last mile access out earlier than we would be able without a combination.

On the sales side, we expect to realize revenue enhancements by selling Adaptive Broadband's products though our reseller channel increasing their sales in the campus and enterprise market segment. We also will be able to sell the new Adaptive Broadband 3.5Ghz products into our international markets.
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Does Adaptive Broadband have any proprietary technology?

Adaptive Broadband has 25 patents that are either applied for, pending or in process and Western Multiplex has 12, which adds up to one of the broadest technology portfolios in the industry.


THE DEAL

Describe the terms of the deal.

Subject to shareholder approval and other conditions, Adaptive Broadband shareholders will receive a fixed exchange ratio of 1.345 Western Multiplex shares for each Adaptive Broadband share held. Based on this exchange ratio, Adaptive Broadband shareholders will own approximately 48% of the combined company and Western Multiplex shareholders will own approximately 52%.

The transaction will be accounted for as a purchase and will be tax-free to Adaptive Broadband U.S. shareholders.

When will the deal close?

We expect the transaction to close in the first quarter of 2001.


How did the parties arrive at the exchange ratio?  Is it fair?

The parties negotiated the exchange ratio based on a number of factors. The Board of Directors of Adaptive Broadband and the Board of Directors of Western Multiplex each unanimously approved the terms and believe that the exchange ratio is fair to their shareholders from a financial point of view.


Are there any planned write-offs as a result of this transaction?

Although we have not made any decisions regarding write-offs at the time of announcement, we expect to take write-offs that would be customary in transactions of this type.


What effect (on the overall cost of the transaction) would a change in Western Multiplex's share price have on the deal?
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None. The share exchange ratio is fixed and there is no collar. However, we negotiated mutual "walk-away" protections in the definitive agreement that allow the parties to terminate the merger under limited circumstances in the event that market conditions at the time of the closing have caused Western Multiplex stock to decline significantly in price. The details of these provisions are contained in the merger agreement, which will be filed with the SEC and available for review online shortly.

Who were the advisors on the deal?

Credit Suisse First Boston and Ripplewood Holdings LLC advised Western Multiplex and Dain Raucher Wessels advised Adaptive Broadband. Simpson Thacher & Bartlett are the lawyers for Western Multiplex, and Cooley Godward LLP are the lawyers for Adaptive.


Ripplewood is still a major shareholder in Western Multiplex. Do they support the deal?

We believe that Ripplewood was instrumental in making this deal happen. WMC Holding LLC, a majority shareholder of Western Multiplex controlled by Ripplewood Holdings LLC and its affiliates, has agreed to vote its shares in favor of the merger.

How did this merger come about? Who approached whom?

Western Multiplex approached Adaptive Broadband. After analysis of our alternatives in the point to multipoint space, we felt Adaptive Broadband had the most complimentary product line and technology and a strong market position. As a result, we were keen to bring them into our organization. At the same time, Adaptive Broadband recognized the opportunity and shared our consolidation philosophy. After analysis of their alternatives on the point-to-point space, they came to the conclusion that a merger with Western Multiplex would create a very powerful team, well positioned for future growth.


Were you competing with other bidders?

No, Adaptive Broadband was not actively pursuing a merger or sale of the company, and each company viewed this as a strategic opportunity. The primary motivation was based on rapid growth, better returns for shareholders, better products for customers, and better opportunities for employees.


Were you considering any other companies to buy?

We continually seek ways to grow our business both organically as well as through acquisitions. We are continually evaluating acquisition alternatives. As we have stated, we believe there are benefits to the consolidation of our industry, which is highly fragmented with many small niche players. Combining with Adaptive Broadband
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provides a strong platform to continue our growth. However, we do not comment on rumors or speculate on hypothetical transactions.


Are any companies pursuing Western Multiplex?

We are not aware of any companies pursuing Western Multiplex. We are not for sale, and we believe we have great opportunities to consolidate the broadband wireless space and grow our business.


Do you plan to issue more shares in a secondary offering?

We don't comment on the company's future financing plans.


What's your cash position right now? Do you have enough to fuel R&D and future growth?

As you know, Western Multiplex has been profitable for many years. Last quarter Western Multiplex generated EBITA of $5.5 million. Before merger related expenses, the combined company will have approximately $150 million in cash and we believe this will be enough cash to fund current and future operations for the foreseeable future.


FUTURE FINANCIAL PERFORMANCE

Are you providing any financial guidance for the combined company's performance next year?

Yes, we are targeting slightly better than $300 million in consolidated revenue in 2001, with the expectation that Adaptive Broadband will have a minimal effect on the Q1 2001 financial performance of Western Multiplex. In the first full quarter of combined operations, which is Q2, we anticipate generating approximately $70 to $75 million of revenue. We also plan to enter 2002 with a 65% year-to-year revenue growth rate. Clearly the first quarter we close, due to write-offs, we will be showing substantially less profit, but we expect this transaction to be accretive to cash EPS by the 4th quarter of 2001 and continually thereafter.


How will this affect margins?

The model for Western Multiplex has been a 50% gross margin and 17% EBITA margins. In the quarters immediately following completion of the deal, we are forecasting
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the model will shift slightly to a 45% gross margin and 10% EBITA margin, since
Adaptive Broadband is in an earlier stage of achieving its business model. Entering 2002 we are forecasting that the consolidated EBITA margin will return to the 17% level and consolidated gross margins will improve to 47%.

The shift to slightly lower gross margins is due to the nature of point-to-multipoint equipment where the hub unit has substantially higher margins than the subscriber unit. As the AB Access platform gets more widely deployed, we expect to see mix related issues. Adaptive Broadband has cost reduction programs in place including using additional ASICs which will be accelerated because of the acquisition.


ORGANIZATION AND PEOPLE


Who will run the new organization and what other significant executive changes are taking place?

The management team is a combination of top talent from both organizations. Jonathan Zakin, Chairman and CEO of Western Multiplex remains Chairman and CEO. Fred Lawrence, Chairman and CEO of Adaptive Broadband will become a board member and advisor, focused specifically on business opportunities in Europe. Dan Scharre, Adaptive Broadband's President and COO will become President and COO. Donna Birks, Adaptive Broadband's CFO and EVP of Finance becomes CFO and EVP of Finance. Amir Zoufonoun Western Multiplex's President and COO becomes EVP of Marketing, Research and Development. Fred Corsentino, Western Multiplex's EVP of Worldwide Sales becomes the EVP of Worldwide Sales. Nancy Huber, Western Multiplex's VP of Finance and CFO will lead the transition and integration teams.


Will anyone lose his or her job?

This story is all about growth. Our goal is to expand our business and growth provides more opportunities for employees from both companies. Our key asset is our people and they will be critical to running our business and continuing to meet our growth and profitability goals. In areas where there is overlap, we would hope to redeploy our employees to other areas if they like. There is ample opportunity for everyone in the company to add value and make an impact.


Will Adaptive Broadband remain in Sunnyvale?

One of the unique coincidences of this transaction is that the companies are headquartered literally across the street from each other. This reduces transition risks that can plague companies because of geographic challenges. We envision that the combined companies will continue to be headquartered in Sunnyvale and that we will expand existing facilities.

Will the corporate cultures blend together smoothly?

Based upon our extensive mutual due diligence, we found great cultural similarities between the organization as well as a common vision and belief in the strategic rationale of the combination. We have almost no redundancy in technology, products and market focus, and a management team that is experienced managing business combinations. We feel highly confident that our management teams will be able to insure a smooth transition and integration of the two organizations.


What is the Adaptive Broadband and Western Multiplex headcount?

Adaptive Broadband has 217 people. Western Multiplex has 214 people.


OPERATIONS

How does this acquisition affect your manufacturing operations?

There are currently no plans to consolidate manufacturing operations in the near term. Adaptive Broadband outsources its manufacturing to Solectron, and Western Multiplex uses Pemstar and ISIS.


What does this acquisition do for you internationally?

Historically, Western Multiplex has been strong in Asia and Latin America, and has been weak in Europe because we have not had products in the frequencies Europe requires. With this merger we can immediately offer products in the 3.5 GHz band. We also acquire a major R&D facility in Cambridge that we plan to expand and support. We feel we can sell the 3.5 GHz AB-Access product in Europe and through our international partners in Taiwan, China, Malaysia, Mexico and other markets. In addition Adaptive Broadband brings significant strategic relationships with Hitachi in Japan and Casil Telecom in China.


In this business, is bigger better? And if so, how big do you need to be to win?

The market is rapidly growing, and we believe customers are demanding broader-based solutions and higher levels of integration. Companies need a certain level of scale in order to compete successfully, and to provide all of the stability, services and support these global markets demand.


PRODUCTS
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What will the branding be? Does the Adaptive Broadband name disappear?

The company will be called Western Multiplex. Western Multiplex's Ubiquity product will be incorporated into the AB-Access product line, which will be our point to multipoint brand. The transaction will not affect our LYNX telco interface point-to-point or our Tsunami IP point to point brands.


Can you talk more about the product offerings of each company?

Adaptive Broadband has point-to-multipoint products with both ATM and IP interfaces based on TDD RF architecture. They provide products currently in the UNII 5.x band for domestic applications, the 3.5 GHz band for international applications and the MMDS 2.5 GHz band for both domestic and international applications. Next year we plan to offer LMDS products in the 28 GHz band.

Western Multiplex has point-to-point products in various licensed and unlicensed bands with both telco and IP interfaces. There is virtually no overlap between the two companies product lines.

Please refer to the road show presentation and our individual web sites for more details.

Furthermore, this combination will speed the time to market of Western Multiplex's wireless access concentrator - an integrated product that provides both a point-to-point and point-to-multipoint solution and OC-3/12 fiber extension products.

Who are some of the major customers of each company?

Again, more detailed information is provided in the road show. In general, Adaptive Broadband is strong in the ISP market while Western Multiplex is strong with wireless operators, ISPs and telcos. There is very little overlap between the two companies customer base and there is great opportunity to sell each others products.
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ADDITIONAL INFORMATION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Western Multiplex and Adaptive Broadband. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Western Multiplex and Adaptive Broadband at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

In addition to the joint proxy statement/prospectus, Western Multiplex and Adaptive Broadband file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Western Multiplex and Adaptive Broadband at the Securities and Exchange public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Western Multiplex's and Adaptive Broadband's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.
                                            ------------------

Western Multiplex, Adaptive Broadband and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Western Multiplex and Adaptive Broadband in favor of the merger. The directors and executive officers of Western Multiplex and their beneficial ownership of Western Multiplex common stock are set forth in the registration statement filed by Western Multiplex on Form S-1 on July 20, 2000. The directors and executive officers of Adaptive Broadband and their beneficial ownership of Adaptive Broadband common stock are set forth in the proxy statement for the 2000 annual meeting of Adaptive Broadband. In addition, in connection with signing the merger agreement, certain executive officers of Adaptive Broadband have entered into employment agreements with Western Multiplex, upon completion of the merger, certain directors of Adaptive Broadband will become directors of Western Multiplex, the executive officers of Adaptive Broadband own options to purchase shares of Adaptive Broadband common stock which will become vested and exercisable in connection with the merger and Western Multiplex has agreed to provide indemnification and director and officer liability insurance coverage to the directors and executive officers of Adaptive Broadband following the merger. Security holders of Western Multiplex and Adaptive Broadband may obtain additional information regarding the interests of the foregoing people by reading the joint proxy statement / prospectus when it becomes available.


CONTACT:
                  Nancy Huber
                  Western Multiplex Corporation
                  (408) 542-5225
                  nhuber@wmux.com


                  Stephanie Day
                  Adaptive Broadband Corporation
                  Investor Information Line
                  (Toll-free 1-888-225-6789)
                  www.adaptivebraodband.com